UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of September, 2003

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date September 25, 2003

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

Thursday, 25 September 2003

UNLOCKING COLES MYER'S POTENTIAL

Coles Myer today updated the market on a program of strategic whole-of-company initiatives designed to unlock the full potential of the CML group for customers and shareholders.

Coles Myer CEO John Fletcher said transformation of CML's supply chain, Information Technology, organisational culture and loyalty offering had each been developed to leverage the unique competitive advantage of the group to drive better value and service for customers and better financial returns for shareholders.

"We believe Coles Myer as a group can be substantially greater than the sum of the parts and through these strategies we can realise a unique competitive advantage.

"Each and every strategic initiative discussed today has been built around delighting our customers and delivering sustainable returns to our shareholders."

Transformation of the CML supply chain would reap $425 million per annum in benefits by the end of the five-year program, to be shared between customers and shareholders.

"These benefits will build progressively over the five-year program, with a net implementation cost in the early years.

"While there will be some fluctuation in capital spending as we go through the early phases of the transformation, our average annual capex requirements (excluding major acquisitions) will remain within the $800-$900 million already flagged to the market.

"The supply chain benefits will contribute to our aspirational earnings goal of $800 million by FY06," Mr Fletcher said.

Mr Fletcher said the supply chain initiatives were not about removing cost from Coles Myer and putting the burden on our suppliers.

"They are about doing our business better for our staff, our customers, our shareholders and our suppliers," Mr Fletcher said.

"Neither are these initiatives about cutting jobs. We are talking about growing not shrinking our business and making it a better place to work, a better place to shop and a better place in which to invest," Mr Fletcher said.

Key features of initiatives discussed today include:

Supply Chain:

  BETTER for customers, SIMPLER for stores, CHEAPER for CML

  Investment of $604 million over 5 years

  Net benefits of $425 million pa from FY08.

  Better systems to improve on shelf-availability for customers

  Improved technology to simplify processes and reduce costs for suppliers and CML

  Streamlined deliveries into stores

  More efficient distribution network

- best practice would see us move from 41 to c.24 distribution centres

- no net reduction in jobs anticipated given forecast volume growth

  Partnership with our people

  Partnership with our suppliers

"Supply chain is a great example of where CML can truly leverage the scale of the group. The strategy we have detailed today is better for our customers, for our suppliers, and for CML." - John Fletcher.

Information Technology:

  Refocussed on improving service to customers

  Removing complexity and duplication of systems, effort and cost

  Common technology across the brands - buy not build

  Innovative new technology to enable CML to do business better

  Governance - ensure we deliver on time, on budget

"Transforming IT will allow us to be more customer focussed in everything we do." - John Fletcher.

Cultural change:

  Recruiting the right people and developing them to be the very best at delivering what the customer wants

  Building leadership capacity to position CML for the future

  Aligning performance and reward with customer and shareholder goals

  Creating a safer environment for customers and staff

"If we don't develop and motivate our people, if we don't develop the best team we won't get there - it's that simple." - John Fletcher.

Loyalty:

  Three-pronged program - fuel discount, revamped FlyBuys, CML MasterCard, with loyalty option

  Rewarding ALL customers

  Providing the best value

  Competitive advantage

  Leveraging our scale

"Our loyalty programs are part of our commitment to delight our customers - we're doing that cost-effectively by leveraging the scale of the group." - John Fletcher

Full presentations are available from Coles Myer's Corporate Website - www.colesmyer.com

For more information:

Media: Scott Whiffin 03 9829 5548

Analysts: Amanda Fischer 03 9829 4521